                                                                    EXHIBIT 20.1


================================================================================

                                  NEWS RELEASE

================================================================================



                 FIRSTCITY FINANCIAL AND HARBOR FINANCIAL GROUP
                                COMPLETE MERGER



                 HOUSTON, TEXAS, JULY 2, 1997 . . . FirstCity Financial Corporation announced today that it has completed its merger with Houston-based Harbor Financial Group, Inc. The merger completes the transaction announced in January for which a definitive agreement was executed in March.

                 Harbor Financial is a premier mortgage banking company with origination and servicing platforms serving the conventional, agency, sub-prime and commercial mortgage loan markets. Harbor, through its servicing platforms in Houston, Texas, Scottsbluff, Nebraska, and Walnut Creek, California, services over $6 billion in mortgage loans. Through its retail and wholesale conventional and agency mortgage network and its commercial correspondent loan network, Harbor is expected to originate over $2.8 billion in loans during its current fiscal year.

                 FirstCity's shareholders, at their annual meeting on June 27, 1997, overwhelmingly approved the Harbor merger. Harbor's shareholders received 1,581,000 shares of FirstCity common stock pursuant to the terms of the merger agreement. Harbor and its subsidiaries will continue to operate as Houston-based, wholly-owned subsidiaries of FirstCity following the merger.

                 James T. Sartain, FirstCity's president and chief operating officer stated, "This transaction puts FirstCity solidly in the mortgage banking business with an outstanding new partner consistent with our strategic acquisition plans. Harbor significantly expands FirstCity's origination and servicing base as a complement to our traditional portfolio acquisition business and will move us substantially toward our stated strategic objective of diversifying the earning asset base of FirstCity." FirstCity services over $1 billion in consumer and commercial loans acquired through its portfolio acquisition business.

                 Dick Gillen, Harbor's chairman and CEO, stated, "The financial backing of FirstCity as our parent company will permit Harbor to expand to capitalize on the opportunities to develop the nationwide presence of our origination and servicing business. We are looking forward to the opportunity to continue our growth as part of FirstCity."

                 FirstCity is a diversified financial services company with business segments dedicated to portfolio acquisition, consumer finance, mortgage finance and capital market activities. With the completion of the Harbor merger, FirstCity and its subsidiaries have in excess of 900 employees located in over 50 offices throughout the country and in selected foreign markets. Its common (FCFC) and preferred (FCFCP) stock are listed on the NASDAQ National Market System.





                                       1